Lyn Shenk
August 15, 2017

August 15, 2017

VIA EDGAR

Lyn Shenk Branch Chief Office of Transportation and Leisure Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:    Terra Nitrogen Company, L.P.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 033-43007
Dear Mr. Shenk:
This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Staff”) dated July 31, 2017 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) of Terra Nitrogen Company, L.P. (the “Partnership,” "we," "us" or "our"). For your convenience, we have set forth below the text of the comment contained in the Comment Letter, followed by the Partnership's response. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2016
Business
Customers, page 3

1.
We note that you sell all of the fertilizer products you produce to affiliates of the General Partner, making it your only customer. Given that you are also controlled by the General Partner, please tell us and consider disclosing how pricing is determined for your sales.

Response:
The Partnership acknowledges the Staff’s comment and proposes to include the following underlined language in the Overview section of Item 1. Business in our Form 10-K for the year ending December 31, 2017.

Lyn Shenk
August 15, 2017

TNCLP and TNGP have no employees. Affiliates of the General Partner provide certain services to us under the Amendment to the General and Administrative Services and Product Offtake Agreement (the Services and Offtake Agreement). Pursuant to the Services and Offtake Agreement, the Partnership sells all of its fertilizer products to affiliates of the General Partner at prices based on market prices for the Partnership's fertilizer products as defined in the Services and Offtake Agreement. Also, pursuant to the Services and Offtake Agreement, the selling prices are determined monthly and are equal to the volume weighted average net invoice price for third party sales (that is, sales by the affiliates of the General Partner to their customers) of product during each month. These selling prices are reduced by any freight or other transportation charges and incentives paid by the affiliates of the General Partner. Title and risk of loss transfer to affiliates of the General Partner as the product is shipped from the plant gate. For further information regarding our agreements with CF Industries and the General Partner, see Note 10—Related Party Transactions.

Additionally, we propose to include the additional disclosure in future filings beginning with our Form 10-Q for the third quarter ending September 30, 2017 in the description of the Services and Offtake Agreement in the Related Party Transactions note to our consolidated financial statements.

Management’s Discussion and Analysis
Results of Operations, page 27

2.
We note your disclosure of percentage changes in average selling prices and sales volumes. Please revise to also quantify in dollars the respective impact resulting from changes in price and volume on your results.

Response:
We acknowledge the Staff’s comment and outline the proposed modifications (underlined below) to be made using the disclosure in our Form 10-K. We propose to include similar modifications in future filings beginning with our Form 10-Q for the third quarter ending September 30, 2017.

Our net sales in 2016 were $418.3 million, a decrease of $163.4 million, or 28%, from net sales of $581.7 million in 2015. The decrease was due primarily to a 31% decline in average selling prices, which reduced net sales by $178.5 million. The decline in average selling prices resulted from the global fertilizer oversupply for all nitrogen fertilizer products. Partially offsetting this decline was a 4% increase in sales volume, which increased net sales by $15.1 million.

UAN average selling prices declined 29% to $162 per ton in 2016 from $227 per ton in 2015, which reduced net sales by $115.5 million, due to the global fertilizer oversupply for all nitrogen fertilizer products. UAN sales volume increased by 5% to 1,759,000 tons in 2016 from 1,668,000 tons in 2015, which increased net sales by $19.4 million, due to increased UAN production.

Ammonia average selling prices declined 32% to $323 per ton in 2016 from $477 per ton in 2015, which reduced net sales by $63.0 million, due to the global fertilizer oversupply for all nitrogen fertilizer products. Ammonia sales volume decreased 2% in 2016 to 409,000 tons from 418,000 tons in 2015, which reduced net sales by $4.3 million, as unfavorable weather and economic considerations, including declining year-over-year farmer disposable income and futures prices favoring soybeans over corn, led many farmers to delay fertilizer and planting decisions until spring 2017.

Lyn Shenk
August 15, 2017

Note 4. Agreement of Limited Partnership, page 42

3.
We note that you receive 99% of the operating partnership’s available cash and 1% is distributed by the operating partnership to the General Partner and affiliates. Please tell us how you account for the 1% distributed to the General Partner and affiliates.

Response:
We respectfully submit to the Staff that we conduct our operations through an operating partnership, Terra Nitrogen, Limited Partnership (the "Operating Partnership"). As we discuss in our Form 10-K, Terra Nitrogen GP Inc. (the "General Partner") owns a 0.025% general partner interest in the Operating Partnership in addition to the 0.025% general partner interest they own in us. We own a 99% limited partner interest in the Operating Partnership, with the remaining 0.975% limited partner interest owned by Terra LP Holdings LLC ("TLPH"), an affiliate of the General Partner. The general partner interest participates in the income and distributions from the Operating Partnership in the same manner as the limited partner interests. As a result, we receive 99% of the income and distributions from the Operating Partnership, TLPH receives 0.975% of the income and distributions and the General Partner receives 0.025% of the income and distributions.

The book capital account with respect to TLPH’s limited partner interest in the Operating Partnership as of December 31, 2016, 2015 and 2014 was $3.1 million, $3.6 million and $3.4 million, respectively. The amount of income allocated to TLPH's limited partner interest for the years ended December 31, 2016, 2015 and 2014 was $2.0 million, $3.0 million and $3.6 million, respectively. The distributions recognized with respect to TLPH's limited partner interest for the years ended December 31, 2016, 2015 and 2014 was $2.5 million, $2.8 million and $3.0 million, respectively. The book capital account with respect to the General Partner's interest in the Operating Partnership, its allocation of income and its share of distributions from the Operating Partnership in all periods were less than $0.1 million.

Given the aggregate amounts of income allocated, distributions paid and book capital account balances with respect to TLPH’s limited partner interest and the General Partner’s interest in the Operating Partnership, and given that the interests are held by the General Partner and its affiliate TLPH, we concluded that these amounts were not material to our financial statements and have reflected both the income and distributions from the Operating Partnership to both TLPH and to the General Partner as income and distributions allocated to the General Partner in our financial statements.

In order to clarify the ownership structure of the Operating Partnership and the amounts of income and distributions that are not allocated to us, starting with our Form 10-Q for the quarter ending September 30, 2017, we propose to add the following descriptions to Notes 1, 2, 4 and 5 to our consolidated financial statements. The draft disclosures below contain the proposed revisions (which are underlined) that would have been made to those Notes to our consolidated financial statements in our Form 10-K.

1.Background and Basis of Presentation

We conduct our operations through an operating partnership, Terra Nitrogen, Limited Partnership (TNLP or the Operating Partnership, and collectively with TNCLP, the Partnership). We own a 99% limited partner interest in the Operating Partnership, and Terra LP Holdings LLC (TLPH), an affiliate of the General Partner, owns a 0.975% limited partner interest. Terra Nitrogen GP Inc. (TNGP or the General Partner), a Delaware corporation, is the general partner of both TNCLP and TNLP and owns a 0.025% general partner interest in each of TNCLP and TNLP. The General Partner is an indirect, wholly owned subsidiary of CF Industries Holdings, Inc. (CF Industries), a Delaware corporation.

Lyn Shenk
August 15, 2017

Ownership of TNCLP is composed of the general partner interests and the limited partner interests. The general partner interest in TNCLP is represented by 4,720 general partner units. Limited partner interests are represented by common units, which are listed for trading on the New York Stock Exchange under the symbol "TNH" and Class B common units. As of December 31, 2016, we had 18,501,576 common units and 184,072 Class B common units issued and outstanding. CF Industries through its subsidiaries owned 13,889,014 common units (representing approximately 75.1% of the total outstanding common units) and all of the Class B common units as of December 31, 2016.

2.Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements of TNCLP and the accompanying notes include the accounts of the Partnership. All intercompany transactions and balances have been eliminated. Income is allocated to the General Partner and the limited partners of TNCLP (Limited Partners) in accordance with the provisions of the TNCLP agreement of limited partnership that provides for allocations of income between the Limited Partners and the General Partner in the same proportion as cash distributions declared during the year. The 0.975% limited partner interest and the 0.025% general partner interest in the Operating Partnership held by TLPH and the General Partner, respectively, are included in the line labeled General Partner’s interest in the consolidated financial statements.

4.Agreement of Limited Partnership

We receive 99% of the Operating Partnership's Available Cash (as defined in the Operating Partnership's agreement of limited partnership) and 1% of the Operating Partnership's Available Cash is distributed by the Operating Partnership to the General Partner and its affiliate. Distributions recognized by the Operating Partnership with respect to the General Partner and its affiliate were $2.6 million, $2.9 million and $3.1 million in 2016, 2015 and 2014, respectively.

Pursuant to our agreement of limited partnership, distributions of our Available Cash are made 99.975% to common and Class B common unitholders and 0.025% to the General Partner except that the General Partner is entitled, as an incentive, to a larger percentage of our distribution of Available Cash to the extent that cumulative distributions of Available Cash exceed specified target levels above the Minimum Quarterly Distributions (MQD) of $0.605 per unit. The General Partner has assigned its right to receive such incentive distributions to an affiliate of the General Partner.

Lyn Shenk
August 15, 2017

5.Net Earnings per Common Unit

	Year Ended December 31,
	2016	2015	2014
	(in millions, except per unit amounts)
Basic earnings per Common Unit:
Net earnings	$209.3	$306.9	$370.0
Less: Net earnings allocable to General Partner (1)	67.4	117.7	143.1
Less: Net earnings allocable to Class B common units	2.0	3.0	3.6
Net earnings allocable to common units	$139.9	$186.2	$223.3
Weighted-average common units outstanding	18.5	18.5	18.5
Net earnings per common unit	$7.56	$10.06	$12.07

(1)
Net earnings allocable to General Partner include net earnings allocated to the General Partner and TLPH from the Operating Partnership of $2.1 million, $3.1 million and $3.7 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Note 5. Net Earnings per Common Unit, page 44

4.
Please tell us, and revise to disclose, your basis (including your consideration of ASC 260-10-45-60 to 60B) for allocating net income and losses to the general partner and limited partner interests and determining earnings per unit for each participating security. Please also specifically address the impact on earnings per unit of available cash that has or will be distributed for the respective period. To the extent you believe it would be helpful to our understanding, please also provide us a sample calculation.

Response:
We respectfully advise the Staff that we follow the application of the two-class method in accordance with the guidance set forth in ASC 260-10-45-60B. We note that the General Partner’s right to receive incentive distributions from the Partnership is embedded in the general partner interest and, therefore, is not a separate participating security pursuant to ASC 260-10-45-73. In addition, the Partnership's agreement of limited partnership (the “Partnership Agreement”) does not include a “specified threshold” as contemplated by ASC 260-10-55-108. As a result, the general partner interest (including with respect to the embedded incentive distribute rights) participates in the allocation of undistributed earnings.

In calculating earnings per unit, net income (or loss) for the current reporting period is reduced (or increased) by the amount of Available Cash (as defined in the Partnership Agreement) that has been or will be distributed to the General Partner (including with respect to the embedded incentive distribution rights) and limited partners for that reporting period. Undistributed earnings (that is, the excess, if any, of net earnings over the amount of Available Cash that has been or will be distributed for the period) is allocated to the General Partner (including with respect to the embedded incentive distribution rights) and the limited partners utilizing the contractual terms of the Partnership Agreement. To the extent distributions declared exceed earnings, the excess would be allocated to the General Partner (including with respect to the embedded incentive distribution rights) and the

Lyn Shenk
August 15, 2017

limited partners utilizing the provisions for the allocations of losses specified in the Partnership Agreement.

The Partnership Agreement contains specific provisions for the allocation of net income and losses to the general partner and limited partner interests. In general, the Partnership Agreement provides that if the Partnership has a net profit for the current year and there are no accumulated net losses from previous years (which there are none in the case of the Partnership), net income shall be allocated among the General Partner and the limited partners in the same proportion that Available Cash for such year was distributed among the General Partner and the limited partners. In addition, the Partnership Agreement provides that if there are net losses in the current year, those net losses will be allocated among the General Partner and the limited partners in the same proportion as any net income was allocated to such partners in prior years (beginning with the first such year in which net income was allocated to the partners in proportion with the distribution of Available Cash for such year). The Available Cash allocation percentages are summarized in a table in Note 4—Agreement of Limited Partnership to our Form 10-K. A copy of this table is included below.

	Income and Distribution Allocation
	Target Limit	Target Increment	Common Units	Class B Common Units	General Partner	Total
Minimum Quarterly Distributions	$0.605	$0.605	98.990%	0.985%	0.025%	100.00%
First Target	0.715	0.110	98.990%	0.985%	0.025%	100.00%
Second Target	0.825	0.110	85.859%	0.985%	13.156%	100.00%
Third Target	1.045	0.220	75.758%	0.985%	23.257%	100.00%
Final Target and Beyond	>1.045	—	50.505%	0.985%	48.510%	100.00%

As there were no accumulated net losses from prior years, net income for 2016 was allocated among the general partner and limited partner interests in the same proportions that Available Cash for such year was declared among the General Partner (including with respect to the embedded incentive distribution rights) and limited partners. This includes both net income that was subsequently distributed to the General Partner and the limited partners and the undistributed earnings.

Lyn Shenk
August 15, 2017

Our calculation of basic earnings per common unit using the two-class method, for the year ended December 31, 2016, is as follows (in millions except for per unit amounts):

Basic earnings per common unit:

Net earnings		$209.3
Less distributions declared to:
Common units	$130.9
Class B common units	1.9
General partner interest	63.1
Total distributions declared		195.9
Undistributed earnings		13.4
Allocation of undistributed earnings to:
Common units (a)		9.0
Class B common units (a)		0.1
General partner interest (a)		4.3

Net earnings allocable to common units		$139.9

Weighted-average common units outstanding		18.5

Net earnings per common unit		$7.56

(a) In accordance with the Partnership Agreement, undistributed earnings are allocated in the same proportion that Available Cash for such year was declared among the General Partner (including with respect to the embedded incentive distribution rights) and limited partners.

	Undistributed Earnings	Available Cash Percentage	Allocation

Common unit	$13.4	66.82%	$9.0
Class B common unit	13.4	0.97%	0.1
General partner interest	13.4	32.21%	4.3

We describe in our Note 2—Summary of Significant Accounting Policies, Consolidation, that income is allocated between the General Partner and the limited partners in the same proportion as cash distributions declared with respect to such year. However, to provide further disclosure, in our future filings, starting with our Form 10-Q for the quarter ending September 30, 2017, we propose to add an additional description of the allocation of net earnings to our Note 5—Net Earnings per Common Unit, which discusses basic earnings per common unit. The draft disclosure below contains the proposed revisions (which are underlined and also include the revisions proposed in response to comment 3) that would have been made to Note 5—Net Earnings per Common Unit in our Form 10-K.

Lyn Shenk
August 15, 2017

5. Net Earnings per Common Unit

Net income and net losses are allocated to the common units, Class B common units and the general partner interest in accordance with the provisions of the Partnership Agreement. In general, the Partnership Agreement provides that if the Partnership has a net profit for a year, net income (including any undistributed net earnings) will be allocated among the General Partner and limited partners in the same proportion that Available Cash for such year was declared among the General Partner and the limited partners. If the Partnership has a net loss for a year, the loss will be allocated among the General Partner and limited partners in the same proportion as any net income was allocated to such partners in prior years (beginning with the first year in which net income was allocated to the partners). Net earnings per common unit are calculated using the two-class method and are based on the weighted average number of common units outstanding during the period. The following table provides a calculation for net earnings per common unit for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
	(in millions, except per unit amounts)
Basic earnings per Common Unit:
Net earnings	$209.3	$306.9	$370.0
Less: Net earnings allocable to General Partner (1)	67.4	117.7	143.1
Less: Net earnings allocable to Class B common units	2.0	3.0	3.6
Net earnings allocable to common units	$139.9	$186.2	$223.3
Weighted-average common units outstanding	18.5	18.5	18.5
Net earnings per common unit	$7.56	$10.06	$12.07

(1)
Net earnings allocable to General Partner include net earnings allocated to the General Partner and TLPH from the Operating Partnership of $2.1 million, $3.1 million and $3.7 million for the years ended December 31, 2016, 2015 and 2014, respectively.

There were no dilutive TNCLP units outstanding for the years ended December 31, 2016, 2015 and 2014 and therefore, basic and diluted net earnings per common unit are the same.

Lyn Shenk
August 15, 2017

* * * * *
Please do not hesitate to contact me at (847) 405-2509 if you have any questions regarding the above.

Very truly yours,

TERRA NITROGEN COMPANY, L.P.

By:	TERRA NITROGEN GP INC.
Its:	General Partner

By:	/s/ Richard A. Hoker

Title:	Richard A. Hoker
Vice President and Corporate Controller of
Terra Nitrogen GP Inc.

cc:	W. Anthony Will, President and Chief Executive Officer
Dennis P. Kelleher, Senior Vice President and Chief Financial Officer
Douglas C. Barnard, Senior Vice President, General Counsel, and Secretary
Stephen T. Hajdukovic, Partner, KPMG LLP